SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

POZEN INC.

(Exact name of registrant as specified in its charter)

Delaware	62-1657552
(State of incorporation or organization)	(IRS Employer Identification No.)

1414 Raleigh Road, Suite 400, Chapel Hill, North Carolina 27517

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
[Not applicable]	[Not applicable]

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

Securities Act registration statement file number to which this form relates (if applicable): Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

Effective as of January 12, 2005, the Board of Directors of POZEN Inc. (the “Company”) approved a stockholder rights plan, pursuant to which the Board of Directors declared a dividend of one Right for each outstanding share of the Company’s Common Stock to stockholders of record at the close of business on January 28, 2005 (the “Record Date”). Each Right, when exercisable, will entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $0.001 par value per share (the “Preferred Stock”), at a purchase price of $80.00 (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated January 12, 2005 (the “Rights Agreement”) between the Company and StockTrans, Inc., as Rights Agent.

Initially, ownership of the Rights will be evidenced by the certificates representing outstanding shares of Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock on the Distribution Date, which will occur upon the earlier of (i) 10 business days following the first date of a public announcement that a person or group of affiliated or associated persons (other than certain exempted persons (the “Exempted Person”) as described below) (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), or (ii) 10 business days following the commencement of a tender offer or exchange offer (other than a Permitted Offer, as defined in the Rights Agreement) that would result in a person or group beneficially owning 15% or more (or, in the case of an Exempted Person, 20% or more) of the outstanding shares of Common Stock. The Exempted Person consists of Dr. John R. Plachetka, the Company’s chairman, president and chief executive officer, and certain other persons whose shares of Common Stock of the Company are deemed to be beneficially owned by Dr. Plachetka, unless and until the Exempted Person beneficially owns 20% or more of the Company’s outstanding Common Stock. As of the date of the Rights Agreement, the Exempted Person beneficially owned approximately 14% of the Company’s outstanding Common Stock.

Until the Distribution Date, which the Board of Directors may defer in certain circumstances, or earlier redemption or expiration of the Rights, (i) the Rights will be evidenced by the Common Stock certificates outstanding on the Record Date or by new Common Stock certificates issued after the Record Date which will contain a legend incorporating the Rights Agreement by reference; (ii) the Rights will be transferred with and only with such Common Stock certificates; and (iii) the surrender for transfer of any certificates for Common Stock outstanding (with or without such legend) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

The Rights are not exercisable until the Distribution Date and will expire on January 28, 2015 (the “Final Expiration Date”) unless earlier redeemed, exchanged or terminated as described below, or unless a “Section 13(d) Event” as defined in Section 13(d) of the Rights Agreement, has occurred. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except for shares of Common Stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that any Person becomes an Acquiring Person, unless the event causing the ownership threshold to be crossed is a Permitted Offer (as defined in the Rights Agreement), then, promptly following the first occurrence of such event, each holder of a Right (except for the Acquiring Person, whose Rights will be null and void upon such event) shall thereafter have the right to receive, upon exercise, that number of shares of Common Stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) per share of Common Stock at the date of the occurrence of such event. However, the Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as described below. In lieu of requiring payment of the Purchase Price upon exercise of the Rights following any such event, the Company may permit or require the holders to surrender the Rights, in which event they will be entitled to receive shares of Common Stock (and other property, as the case may be) with a value of 50% of what could be purchased by payment of the full Purchase Price. The event summarized in this paragraph is referred to as a “Section 11(a)(ii) Event.”

The following example illustrates the foregoing: At a Purchase Price of $80 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase $160 worth of Common Stock (or other consideration, as noted above) for $80. Assuming that the Common Stock had a market price of $20 per share at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock, having a market value of 8 x $20, or $160, for $80. Alternatively, the Company could permit or require the holder to surrender each Right in exchange for four shares of Common Stock (with a value of $80) without the payment of any consideration other than the surrender of the Right. No fractional shares of Common Stock will be issued upon exercise of the Rights and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

In the event that, at any time after any Person becomes an Acquiring Person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a Permitted Offer) or if the Company is the surviving entity, but shares of its outstanding Common Stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights in the hands of the Acquiring Person, which have been voided) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to approximately two times the exercise price of the Right. Again, provision may be made to permit or require surrender of the Rights in exchange for one-half of value otherwise purchasable. The events summarized in this paragraph are referred to as “Section 13 Events.”

At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns a majority of the Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person which have become null and void), in whole or in part, for shares of Common Stock at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

The Purchase Price payable and the number of units of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution under circumstances described in the Rights Agreement. The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

No fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, a minimum preferential quarterly dividend payment of $1.00 per share or, if greater, an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a payment equal to the greater of a preferential liquidation payment of $1000 per share, plus an amount equal to accrued and unpaid dividends, or 1000 times the aggregate amount to be distributed per share to holders of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is changed or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock. Until a Right is exercised, the holder of a Right, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

At any time prior to the earlier of the tenth Business Day (or such later date as may be determined by the Board of Directors pursuant to the Rights Agreement) following the Stock Acquisition Date or the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). Immediately upon the redemption of the Rights or such earlier time as established by the Board in the resolution ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

Any provision of the Rights Agreement, other than the Redemption Price, may be amended by the Board of Directors prior to such time as the Rights are no longer redeemable. Once the Rights are no longer redeemable, the Board’s authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights (excluding the interests of an Acquiring Person).

The Rights Agreement calls for the Board of Directors to designate a committee of the Board consisting solely of independent, non-employee directors, which may be an existing committee, such as the audit committee (the “Rights Committee”). The Rights Committee shall review the Rights Agreement on a periodic basis, but at least once every three years, to determine whether the Rights Agreement should be modified or terminated or whether the Rights should be modified, redeemed or terminated. The Rights Committee is authorized to retain legal counsel and financial and other advisors to assist it in making its periodic determinations.

Upon the recommendation of the Rights Committee, the Rights and the Rights Agreement may be terminated by the Board of Directors at any time until the earlier of (i) the Distribution Date or (ii) January 28, 2015. No Redemption Price shall be payable at such time as the Rights and the Rights Agreement are terminated.

Although the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

The Rights are intended to protect the stockholders of the Company in the event of an unfair or coercive offer to acquire the Company and to provide the Board of Directors with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by the Board of Directors. The Rights should also not interfere with any merger or other business combination approved by the Board of Directors. The Rights are not being distributed in response to any specific effort to acquire control of the Company.

On January 12, 2005, the Company filed a Certificate of Designations of Series A Junior Participating Preferred Stock with the Secretary of State of the State of Delaware setting forth the terms of the Preferred Stock.

This summary description of the Rights and the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (including the exhibits thereto) and the Certificate of Designations of Series A Junior Participating Preferred Stock, each of which is an exhibit to this Form 8-A registration statement and is incorporated herein by reference.

Item 2.	Exhibits.

Exhibit No.	Description
3.1	Certificate of Designations of Series A Junior Participating Preferred Stock (Filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on January 12, 2005).

4.1	Rights Agreement dated January 12, 2005 by and between POZEN Inc. and StockTrans, Inc., as Rights Agent (Filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 12, 2005).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

POZEN Inc.

By:	/s/ William L. Hodges
William L. Hodges
Senior Vice President and Chief Financial Officer

Date: January 12, 2005

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Designations of Series A Junior Participating Preferred Stock (Filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on January 12, 2005).

4.1	Rights Agreement dated January 12, 2005 by and between POZEN Inc. and StockTrans, Inc., as Rights Agent (Filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on January 12, 2005).

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